SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2013

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-☐.)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated April 19, 2013 in respect of the disclosure of the operational statistics of China Unicom (Hong Kong) Limited and its subsidiaries for the month of March 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: April 22, 2013	By:	/s/ Chang Xiaobing
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

The Board is pleased to disclose the operational statistics of the Group for the month of March 2013.

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of March 2013.

Operational statistics for the month of March 2013 are as follows:

March 2013
MOBILE BUSINESS:

Aggregate Number of Mobile Subscribers	250.708 million
Net Additions of Mobile Subscribers	4.593 million

Of which:
Aggregate Number of 3G Subscribers	87.816 million
Net Additions of 3G Subscribers	4.332 million

FIXED-LINE BUSINESS:

Aggregate Number of Broadband Subscribers (Note 4)	60.913 million
Net Additions of Broadband Subscribers	0.658 million

Aggregate Number of Local Access Subscribers	91.275 million
Net Additions of Local Access Subscribers	(0.402) million

Notes:

1	All the Aggregate Numbers recorded for the month of March 2013 are aggregate data reported at 24:00 on 31 March 2013.

2	The accounting period of all Net Additions for the month of March 2013 is the period commencing from 0:00 on 1 March 2013 to 24:00 on 31 March 2013.

3	Net Additions of 3G Subscribers include 0.044 million 3G Data Card Subscribers.

4	To be comparable with other telecom operators, computation basis of Broadband Subscribers was adjusted from the current quarter as follows: including Internet leased line users and not applying LAN user account conversion. After adjustment, Broadband Subscribers were 58.540 million as at the end of 2012, 59.722 million as at the end of January 2013 and 60.255 million as at the end of February 2013.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of March 2013 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary

Hong Kong, 19 April 2013

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